FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 14, 2012

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

DEPOSITARY BANK APPOINTMENT FOR THE ADR PROGRAM

Buenos Aires, September 12, 2012 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) reports that J.P. Morgan Chase Bank N.A. was selected as depositary for the Company’s American Depositary Receipt (ADR) program.

The program will be officially transferred to J.P. Morgan Chase Bank N.A on September 13, 2012 and the contract will last five years.

ADR holders may contact the new depositary bank by calling 1-800-990-1135 or by sending an e-mail to jpmorgan.adr@wellsfargo.com. More information may be found at www.adr.com.

www.petrobras.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 09/14/2012

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney